9/19

Follow-Up Materials

05011683

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: AFDB

COMPANY NAME: African Development Bank

COMPANY ADDRESS:

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-4 FISCAL YEAR:

(03/94)

RECEIVED

AFRICAN DEVELOPMENT BANK 2005 SEP 10 P 12:10 File No 83-4
BANQUE AFRICAINE DE DEVELOPPEMENT Regulation AFDB
Section 288.2(a) and 288.4

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2(a) and 288.4 (a), (b) and (c) of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2005 (the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

The Bank borrowed the following amount under its Global Debt Issuance Facility:

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY	CALL DATE	DEALER
JPY 1.1 Billion PRDC notes due March 2035	10-Mar-05	29-Mar-05	29-Mar-35	1,100,000,000	29-Mar-06	Daiwa SMBC Europe

The Bank did not redeem any amounts in respect of its primary obligations during the Quarter.

2. Two copies of any material modifications or amendments during the Quarter of any exhibits (other than as described in the parenthetical in Section 288.2(a)(3) of Regulation AFDB) previously filed with the Commission under any statute:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

3. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended March 2005.

Pursuant to the requirement of section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Sincerely,

Arunma Oteh

Treasurer

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 – Fax : (216) 71 330 632 – Internet: www.afdb.org.

ADB Financial Statements for the Three Months Ended March 31, 2005 and 2004

Table of Contents

PAGE

AFRICAN DEVELOPMENT BANK

BALANCE SHEET AS AT MARCH 31, 2005 AND 2004
(UA thousands - Note B)

ASSETS	2005	Restated (Note B) 2004
DUE FROM BANKS	39,553	62,099
DEMAND OBLIGATIONS	7,190	7,381
AMOUNTS RECEIVABLE FROM SWAPS		
Swaps receivable - Borrowings (Notes B & N)	274,555	277,763
Swaps receivable - Investments (Notes B & I)	21,070	39,290
	295,625	317,053
INVESTMENTS (Notes B & I)		
Trading	2,911,982	2,608,840
Held-to- maturity	2,146,694	1,901,920
	5,058,676	4,510,760
NON NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)	30,733	41,903
ACCOUNTS RECEIVABLE		
Accrued income and receivables from loans and investments	462,070	491,797
Less : Provision for loan receivables losses	(137,175)	(120,695)
	324,895	371,102
Other accounts receivable	111,011	101,817
	435,906	472,919
LOANS (Notes B, J, & V)		
Disbursed and outstanding	5,578,123	5,520,871
Less Accumulated provision for loan losses	(265,545)	(266,854)
	5,312,578	5,254,017
EQUITY PARTICIPATION (Note K)		
ADF	111,741	111,741
Other institutions	68,555	65,656
Less: Accumulated provision for equity losses	(4,247)	(12,824)
	64,308	52,832
Total equity participation	176,049	164,573
OTHER ASSETS		
Fixed assets (Note L)	16,449	20,408
Miscellaneous	505	535
	16,954	20,943
TOTAL ASSETS	11,373,264	10,851,648

LIABILITIES & EQUITY	2005	Restated (Note B) 2004
ACCOUNTS PAYABLE		
Accrued financial charges	160,657	133,400
Other accounts payable	168,855	362,117
	329,512	495,517
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PAYABLE FOR CASH COLLATERAL RECEIVED	456,886	113,595
AMOUNTS PAYABLE FOR SWAPS		
Swaps payable - Borrowings (Notes B & N)	450,126	246,559
Swaps payable - Investments (Notes B & I)	34,710	59,670
	484,836	306,229
BORROWINGS (Note N)	5,721,852	5,555,214
Embedded derivatives	5,766	(81,480)
EQUITY		
Capital (Notes G, W & X) (in shares of UA 10 000 each)		
Authorised	21,870,000	21,870,000
Less: Unsubscribed	(253,354)	(298,373)
Subscribed Capital	21,616,646	21,571,627
Less: Callable Capital	(19,381,636)	(19,379,870)
Paid-up Capital	2,235,010	2,191,757
Add: Amounts paid in advance	317	286
	2,235,327	2,192,043
Less: Amounts in arrears	(10,309)	(10,436)
	2,225,018	2,181,607
Cumulative Exchange Adjustment on Subscriptions (Note G)	(148,528)	(146,559)
	2,076,490	2,035,048
Reserves (Note F)		
General Reserve	2,620,459	2,652,600
Net income for the preceding year	107,374	117,412
Net income (Note F)	33,387	118,903
Cumulative Currency Translation Adjustment (Note B)	(463,298)	(461,390)
Total Reserves	2,297,922	2,427,525
Total Equity	4,374,412	4,462,573
TOTAL LIABILITIES & EQUITY	11,373,264	10,851,648

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF INCOME AND EXPENSES
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(UA thousands - Note B)

	2005	Restated (Note B) 2004
OPERATIONAL INCOME & EXPENSES		
Income from loans		
Interest	80,454	79,219
Commitment charges	1,168	968
Statutory commission	509	814
Income from investments (Note I)	38,104	29,298
Total income from loans and investments	120,235	110,299
Borrowing expenses (Note N)		
Interest	(51,880)	(49,943)
Amortization of issuance costs	(526)	(778)
Provision for loan interest and charges (Note J)	(4,325)	(4,353)
Net operational income	63,504	55,225
ADMINISTRATIVE EXPENSES, net (Note M)	8,032	8,720
Other income	(803)	(807)
Depreciation	1,634	1,310
Sundry expenses	412	131
Total other expenses (net)	9,275	9,354
Operating income	54,229	45,871
Unrealized net loss on non-trading derivatives - IAS 39 adjustment (Notes B & N)	(20,842)	73,032
NET INCOME	**33,387**	**118,903**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF COMPREHENSIVE INCOME AND CHANGES IN RESERVES FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(UA thousands - Note B)

	2005	Restated (Note B) 2004
Net Income	33,387	118,903
Other comprehensive income/(losses):		
Currency translation adjustment	4,676	(9,824)
Total other comprehensive income/(losses)	4,676	(9,824)
COMPREHENSIVE INCOME	38,063	109,079
Reserves at 1 January:		
General	2,727,834	2,770,158
Cumulative Currency Translation Adjustment (CCTA)	(467,975)	(451,710)
Total reserves at 1 January	2,259,859	2,318,448
Reserves at the end of the period	2,297,922	2,427,527
Reserves at the end of the period composed of:		
General	2,761,220	2,888,917
Cumulative Currency Translation Adjustment (CCTA)	(463,298)	(461,390)
Total reserves at the end of the period	2,297,922	2,427,527

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(UA thousands - Note B)

Cash flows from:	2005	Restated (Note B) 2004
Operating activities:		
Net income	33,387	118,903
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,634	1,310
Provision for loan losses	4,325	4,353
Unrealised gains/ losses on investments and asset swaps	9,173	(1,605)
Amortization of discount or premium on held-to-maturity investments	10,289	10,289
Amortization of borrowing costs	526	778
Derivative asset movement	20,843	(73,031)
Gain on exchange	412	-
Changes in accrued income on loans and investments	(1,312)	37,997
Changes in accrued financial charges	(18,398)	42,760
Changes in other receivables and payables	60,016	245,684
Net cash provided by operating activities	**120,895**	**387,438**
Investing, lending and development activities:		
Disbursements on loans	(132,914)	(134,732)
Repayments of loans	176,861	515,300
Investments maturing after 3 months of acquisition:		
Held-to-maturity portfolio	(27,611)	(51,305)
Trading portfolio	18,633	(299,035)
Changes in other assets	(3,265)	(910)
Equity participations acqulsitions	1,797	(73)
Net cash used in lending and development activities	33,501	29,245
Financing activities:		
New issues on borrowings	6,861	-
Repayments on borrowings	-	(341,752)
Net cash from currency swaps	(19,562)	(46,334)
Net cash from capital subscriptions	21,815	9,592
Net cash provided/ (used) by financing activities	9,114	(378,494)
Effect of exchange rate changes on:		
Cash and investments	13,819	1,503
Decrease in cash and investments	**177,329**	39,692
Cash and investments at beginning of the year	531,662	637,113
Cash and investments at the end of the period	**708,991**	**676,805**
Composed of:		
Investments maturing within 3 months of acquisition		
Held to Maturity portfolio	48,403	1,345
Trading portfolio	1,077,922	727,268
Securities sold under agreements to repurchase and payable for cash collateral received	(456,886)	(113,907)
Cash	39,553	62,099
	708,992	**676,805**
Supplementary disclosure:		
Movement resulting from exchange rate fluctuations		
Loans	16,182	33,666
Borrowings	66,012	52,347
Currency swaps	(70,000)	(93,065)

The accompanying notes to the financial statements form part of this Statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

Note A - Operations and Affiliated Organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the ADB. Notably, each of the ADB, ADF, and NTF has separate assets and liabilities, and the ADB is not liable for their respective obligations. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

Note B - Summary of Significant Accounting Policies

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for fair valuation of certain financial assets and financial liabilities and all derivative contracts where it adopts the fair value basis of accounting.

The significant accounting policies employed by the Bank are summarized below.

Accounting for Derivatives

The Bank adopted the original International Accounting Standard 39 (IAS 39), "Financial Instruments: Recognition and Measurement", on January 1, 2001. IAS 39 requires that all derivatives be measured at fair value and reported on the balance sheet. The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. Although the original IAS 39 allowed special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria did not make evident the asset/liability and risk management strategy of the Bank and would have resulted in certain hedged instruments being carried at fair value, with other similar hedged instruments carried at amortized cost. Consequently, the Bank elected not to define any qualifying hedging relationships, but rather marked all derivatives to fair value, with all changes in fair value recognized in income. The effects of the adoption of IAS 39 relates primarily to the derivatives in the borrowings portfolio.

Upon adoption of IAS 39 in 2001, a transition adjustment was made directly to retained earnings. This transition adjustment represented primarily the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments as defined in IAS 39 in the borrowing portfolio and loan portfolio as at January 1, 2001, offset by any gain or losses on those borrowings for which fair value exposure was being hedged.

Accounting and Financial Reporting Developments

In 2003 and 2004, the International Accounting Standards Board (IASB) revised several International Accounting Standards, including IAS 39, as part of ongoing efforts to eliminate redundancies or inconsistencies between existing standards. The revised standards are effective for fiscal years beginning on or after January 1, 2005. The Bank is in the process of implementing the revised standards to its financial statements starting in 2005. This has resulted in certain significant changes, particularly relating to the provisioning or allowance for impairment on loans.

Monetary Basis of Financial Statements

The financial statements are presented in Units of Account (UA). The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Translation of Currencies

The Bank conducts its operations in several currencies, but principally in the basket of currencies that constitute the SDR of the IMF. Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Assets and liabilities other than non-monetary items denominated in UA are translated into UA at rates prevailing at the balance sheet date. Translation differences are debited or credited directly to retained earnings under Cumulative Currency Translation Adjustment and also reported as part of "Other Comprehensive Income". Capital Subscriptions are recorded in UA at the rates prevailing at the time of receipt. This is composed of the UA amount at the predetermined rate net of the difference between the predetermined rate and the rate at the time of receipt. Such difference is described in the Financial Statements as Cumulative Exchange Adjustment on Subscriptions.

When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Revenue recognition

Interest income is accrued based on the terms of the related financial instrument and for the time that such instrument is outstanding and held by the Bank, using the effective interest rate applicable, which is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investment includes realized and unrealized gains and losses on trading financial instruments and the amortization of premiums and discount calculated on the constant yield basis for the held-to-maturity financial instruments.

Loans

The Bank's loan portfolio comprises loans guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation.

Prior to January 1, 2005, the Bank placed in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan were overdue by six months or more, unless the Bank's management determined that the overdue amount will be collected in the immediate future. Further, management placed a loan in non-accrual status even if it was not yet overdue by six months, if the specific facts and circumstances including consideration of events occurring subsequent to the balance sheet date warranted such action. In addition, if loans made by African Development Fund (ADF) or the Nigeria Trust Fund (NTF) to a member country were placed in non-accrual status, all loans made to or guaranteed by that member country were also placed in non-accrual status by the Bank. When a loan is placed in non-accrual status, all related unpaid interest and other charges are reversed against current income. Interest and other charges on loans in non-accrual status are included in income only when actually received by the Bank. In general, loans are returned to accrual status immediately after the related arrears have been cleared. However, certain loans that have become current may continue to be carried in non-accrual status until after a period of satisfactory performance. Upon the adoption of the revised IAS 39 on January 1, 2005, the Bank no longer placed loans in non-accrual status. Interest and charges are accrued on all loans including those in arrears. The Bank makes an assessment of the extent of impairment in the total amount (principal and charges) contractually due from borrowers and makes a provision for such estimated impairment. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the noncollectibility, in whole or in part, of amounts due.

It is the Bank's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Arrears Clearance Operations

The Democratic Republic of Congo (DRC)

In connection with an internationally-coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans equalled the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors : a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC has created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, has been established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors of the Bank may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income earned on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal allocation, in whole or in part, of such amount by the Board of Governors of the Bank. The amount of income from the DRC consolidated loan included in the reported earnings is disclosed in Note J.

Assistance to Post-Conflict Countries

The Bank has established a framework to assist post-conflict countries in clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources with contributions from the ADB net income allocations and contributions from the ADF. Contributions would also be accepted from third parties that are interested in facilitating the process of re-engaging the post-conflict countries in the development process and in assisting them to reach the Heavily Indebted Poor Countries (HIPC) decision point. Resources would be provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004 approved an allocation of UA 45 million from the 2003 net income of the Bank, to the Post-Conflict Countries Fund (PCCF). Contributions received from ADB will not be used to clear debts owed to the Bank by beneficiary post-conflict countries. The resources of the PCCF are kept separate and distinct from those of the ADB.

Equity Investments

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, or public sector companies that are in the process of being privatised or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing flow of domestic and external resources to financially viable projects which also have significant economic merit.

According to the Bank's policies, the equity interest in any institution should not exceed twenty five per cent (25%) of the total equity capital of the institution. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten per cent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

The Bank classifies its equity investments as available for sale. Generally, there are no quoted market prices for the Bank's equity investments. Consequently, the fair values of the equity investments are estimated if reasonably determinable; otherwise equity investments are carried at cost. The Bank records changes in fair value through reserves, as disclosed in the Statement of Comprehensive Income and Changes in Reserves, until the investment is sold, at which time the cumulative profit or loss previously recognized in reserves is included in the income statement. Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provision for losses on impaired equity investments are included in the income statement.

Fixed Assets

Land is stated at cost, including charges for reclamation. No depreciation is provided.

Buildings are shown at cost less accumulated depreciation. Depreciation is calculated at a rate which is expected to amortize the cost in equal annual installments over the useful life, which is estimated at between 15 to 20 years. Financial charges incurred in connection with funds borrowed for the construction of buildings are capitalized during the construction period. Major improvements are depreciated over the remaining period of the estimated useful life of the building concerned. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the improvement.

Fixtures and fittings, furniture and equipments, motor vehicles and computer system software are stated at cost less accumulated depreciation. Such assets are depreciated on a straight line basis with no salvage values. Fixtures and fittings are depreciated over periods ranging from 6 to 10 years. Furniture and equipment are depreciated over periods ranging between 3 to 7 years. Computer system software are depreciated over periods ranging from 3 to 5 years while motor vehicles are depreciated over 5 years.

Accounting For Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

Borrowings

In the ordinary course of its business, the Bank borrows worldwide in the major capital markets. The proceeds of such borrowings are used for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. Certain of the Bank's borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Fair value is based on market quotations when possible or on discounted cash flow models using market estimates of cash flows and discount rates. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Selection of these inputs may require judgement. All financial models used for valuing the Bank's financial instruments are subject to internal and periodic external reviews.

In compliance with IAS 39, where it has not been possible to reliably measure such embedded derivatives, the combined contracts associated with these borrowings have been carried at fair value on the balance sheet. Other borrowings are carried on the balance sheet at par value (face value) adjusted for unamortized premiums or discounts. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Borrowing expenses include the amortization of issuance costs, discounts and premiums, which is determined on an effective yield basis.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost savings opportunities and to lower its funding costs. These instruments include currency swaps and interest rate swaps. The derivatives are used to modify the interest rate or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement. Prior to the adoption of IAS 39, all borrowings-related derivatives were recorded on a historical cost basis. However, upon adoption of IAS 39 these derivatives are carried at market value on the balance sheet. The Bank uses trade date for recording its borrowing transactions.

Investments

Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as Held-to-maturity and reported at amortized cost. Held-to-maturity and trading investments maturing within three months from their date of purchase are included in liquidity in the Statement of Cash Flows. Investments in the Trading Portfolio, recorded on trade date basis, are carried and reported at market values and related unrealized gains and losses are included in income.

The Bank uses derivative instruments, such as over-the-counter foreign exchange forwards, currency swaps, cross currency interest rate swaps and interest rate swaps, in the management of its trading portfolio. These derivatives are carried at market value and related gains and losses are included in trading income.

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. Securities sold under repurchase agreements were outstanding as at end of the year. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and if necessary may require additional collateral.

Fair Value Disclosure

Unless otherwise specified, financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount reported in the Balance Sheet is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Swaps: Fair values for the Bank's interest rate and currency swaps are based on quoted market prices or pricing models and represent the amounts that the Bank would receive or pay to terminate the agreements based upon market quotes.

Borrowings: The fair values of the Bank's borrowings are based on quoted market prices, where available or at par where market prices are not available.

Equity Investments: The underlying assets of the Bank's equity investments carried at fair value are periodically fair valued both by the fund managers and independent valuation experts using appropriate approaches. Where such underlying assets represent investments in listed enterprises, fair values are based on the latest available quoted bid prices. On the other hand, where the underlying assets represent investments in unlisted enterprises, fair values are assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's investments in these funds is estimated as the Bank's percentage ownership of the net asset value of the Funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or on discounted cash flow models using market estimates of cash flows and discount rates. The models use market sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: ADB currently does not sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of loans is calculated as detailed in Note J for the various types of loans .

Post Retirement Benefits

The Bank maintains a defined benefit pension plan for its employees which provide benefit payments to participants upon retirement. Actuarial gains or losses that arise on post retirement benefits are recognized in the income statement in accordance with IAS19. At the beginning of the reporting period, the unrecognized net actuarial gains or losses are compared with the greater of 10 percent of the present value of the defined benefit obligation and 10 percent of the plan assets. Any excess is recognized in the income statement as an actuarial gain or loss over the expected average remaining working lives of the employees participating in the plan.

With effect from January 2003, the Bank revised its Staff Medical Benefit Plan. The revised Plan provides medical coverage for staff members and their dependents, certain retired staff members, survivors of staff members and staff on disability. Under the Plan, staff members or retirees contribute a percentage of their salary or pension toward the financing of the plan. The Bank also contributes twice the total staff contribution toward the medical plan. A medical benefits plan board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the benefit plan. The contributions from the Bank, staff and retirees are deposited in a trust account.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under International Financial Reporting Standards, are excluded from net income. For the Bank, comprehensive income comprises currency translation adjustments, unrealized gains or losses on equity investments carried at fair value and net income. These items are presented in the Statement of Comprehensive Income and Changes in Reserve.

Accounting Estimates

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent liabilities. Actual results could differ from such estimates. Significant judgment has been used in the estimation of fair values of loans, borrowings and equity participation and in the determination of the accumulated provision for loan losses and equity participations.

Restatement and reclassification of prior period financial statements

During 2005, the Bank changed its policy for recognition of income on non-performing loans as well as the basis for calculation of impairment provision on its loans. In previous periods, income on loans in arrears of payment of principal or charges is non-accrued and therefore not reported in the profit and loss account. Also, loan impairment was calculated on outstanding principal balance using an expected loss model as the basis for the determination of the impairment. As a result of the revision to IAS 39, with effect from January 1, 2005, the Bank no longer places loans in non-accrual status. Interest and charges on all loans including those in arrears are accrued and reported in the profit and loss account. Also provision for impairment is now calculated on both principal outstanding and charges receivable from borrowers with evidence of impairment. Such impairment calculations are based on incurred loss model as against the expected loss model previously used for the calculation of impairment on loan principals outstanding.

These changes in policy and basis for determination of impairment have been accounted for retrospectively, and the comparative financial statements for 2004 have been restated.

In addition, certain reclassification of prior years amounts have been made to conform to the presentation in the current period.

Note C – Exchange rates

The rates used for translating currencies into Units of Account at March 31, 2005, and 2004 are as follows:

		2005	2004
A = SDR =	Algerian Dinar	110.764000	105.736000
	Angolan Kwanza	133.330000	118.344000
	Botswana Pula	6.952700	6.939340
	Brazilian Real	4.049010	4.324290
	Canadian Dollar	1.827500	1.940210
	Chinese Yuan	12.504300	12.254200
	CFA Franc	764.452000	794.462000
	Danish kroner	8.681690	9.016730
	Egyptian Pound	8.862560	9.126110
	Ethiopian Birr	12.959700	13.218000
	Euro	1.165400	1.211150
	Gambian Dalasi	45.008400	39.053800
	Ghanaian Cedi	13,876.700000	13,154.300000
	Guinean Franc	2,932.050000	2,756.060000
	Indian Rupee	66.098700	64.239300
	Japanese Yen	162.187000	154.417000
	Kenyan Shilling	115.852000	113.510000
	Korean Won	1,547.540000	1,707.920000
	Kuwaiti Dinar	0.441160	0.436308
	Libyan Dinar	1.932370	1.932370
	Mauritian Rupee	43.783800	39.244200
	Moroccan Dirham	12.892900	13.127600
	Nigerian Naira	202.759000	199.681000
	Norwegian Krone	9.563250	10.217300
	Pound Sterling	0.802523	0.807083
	Sao Tomé Dobra	15,330.400000	14,051.200000
	Saudi Arabian Riyal	5.665590	5.551920
	South African Rand	9.420010	9.430850
	Swedish Krona	10.666400	11.200100
	Swiss Franc	1.802523	1.888980
	Tunisian Dinar	1.877450	1.826550
	Ugandan Shilling	2,605.310000	2,822.340000
	US Dollar	1.510830	1.480510
	Zimbabwean Dollar	8,250.410000	4 574.890000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

Note D - Special Funds

Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At March 31, 2005 and 2004, the following funds were held separately from those of the ordinary capital resources:

1. **The Nigeria Trust Fund** was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date of the Agreement and that the resources of the Fund shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The initial capital of this Fund was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

In percent

	2004	2003
Discount rate	5.00	5.25
Expected return on plan assets	6.00	6.00
Rate of salary increase	3.00	3.50
Future pension increase	2.50	2.50

4. **Staff Medical Benefit Plan:** The staff medical benefit plan was created under the Board of Director's resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Contributions by the Bank to the Staff Medical Plan for the quarter ended March 31 2005 was UA 0.45 million (2004: UA 0.42 million). The net assets of the plan at March 31, 2005 amounted to UA 1.67 million (2004: UA 1.32 million). A detailed actuarial valuation of the plan is being conducted in 2005.

Note E - Trust Funds

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies which are translated into Units of Account at exchange rates prevailing at the end of the year.

1. **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

2. **The Arab Oil Fund** (contribution of Algeria) was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At March 31, 2005, a total of US$ 13.45 million (2004: US$ 13.45 million) had been so repaid.

3. **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at March 31, 2005 and 2004 are summarized below:

(UA thousands)

		2005	2004
A)	**Mamoun Beheiry Fund**		
	Contribution	152	152
	Income from Investments	198	186
		350	338
	Less: Prize Awarded	(13)	(13)
	Gift	(25)	(25)
		312	300
	Represented by:		
	Short-term deposits	296	284
	Due from banks	14	14
	Accrued Interest	2	2
		312	300
B)	**Arab Oil Fund (contribution of Algeria)**		
	Net Contribution	662	675
	Represented by:		
	Loans Disbursed net of repayments	662	675
C)	**Special Emergency Assistance Fund for Drought and Famine in Africa**		
	Contributions	20 838	21 264
	Funds Generated	5 000	5 034
		25 838	26 298
	Relief Granted	(21 770)	(22 215)
		4 068	4 083
	Represented by:		
	Due from banks	191	156
	Investments	3 865	3 924
	Accrued Interest	12	3
		4 068	4 083
	Total Resources & Assets of Trust Funds	5 042	5 058

Note F - Reserves and Net Income Allocations

The total reserves of the Bank comprise General Reserves, net income for the 2004 not yet allocated by the Board of Governors of the Bank at the end of the first quarter plus net income of the current period and translation gains or losses. The General Reserve represents retained earnings, after allocations of net income by the Board of Governors. In addition, the General Reserve includes a transition adjustment of UA 10.80 million relating to the adoption of IAS 39 on January, 2001. With effect from January 1, 2005, the Bank adopted certain revisions to IAS 39 relating to the treatment of arrears on loan interest and charges previously non-accrued and also to the basis for the determination of impairment on loans. As a result of the application of such revisions reserves have increased by UA 773.42 million.

At March 31, 2005, the total reserves of the Bank included UA 39.90 million (2004: UA 53.64 million) representing income recognized on the restructured loans to the Democratic Republic of Congo (DRC) but not yet formally allocated to the DRC special account. Under Article 42 of the Agreement establishing the Bank, the authority for the allocation or distribution of the net income or part thereof of the Bank is vested in the Board of Governors. The Board of Governors on May 18 2005 approved an allocation of the UA 36.74 million to the DRC Special Account.

Note G - Capital Stock

The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid up and callable shares in proportion of six percent (6 %) paid up and ninety four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid up shares and 89.19 percent callable shares.

The subscribed capital increased from UA 21.57 billion as at March 31, 2004 to UA 21.61 billion at March 31 2005.

Total unsubscribed shares at March 31, 2005 amounted to UA 253.35 million, comprising UA 117.09 million for shares to be issued upon payment of future cash instalments, UA 97.43 million for shares available for reallocation, and UA 38.83 million representing the balance shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia) after allocating UA 9.09 million to treasury shares. Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable and UA 5.99 million paid-up shares) are currently held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ have been fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At March 31, 2005 and 2004, the Cumulative Exchange Adjustment on Subscriptions was made up as follows:

(UA thousands)

	2005	2004
Balance at 1 January	147 203	145 330
Net conversion losses on new subscriptions	1 326	1 229
Balance at March 31	148 529	146 559

Note H - Non-negotiable Instruments

Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

a) Five equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

b) five equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in instalments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution in Note G above (GCI-IV), is to be paid as follows:

a) **Regional members** – 50 percent in five equal annual instalments in cash in freely convertible currency or freely convertible currencies selected by the member State, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five equal annual instalments commencing on the fifth anniversary of the first subscription payment date.

b) **Non-regional members** - five equal annual instalments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under GCI-V, there is no distinction in payment arrangements between regional and non regional-members. Each member is required to pay for the paid-up portion of its subscribed shares in eight equal and consecutive annual instalments. The first instalments shall be paid in cash and in a freely convertible currency. The second to the eighth instalments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Note I - Investments

As part of the overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For Government and agency obligations with final maturity longer than 1 year, the Bank may only invest in obligations with counter-parties having a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum rating of A. Over-the counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed one year, and such transactions are only executed with counterparts with credit ratings of AA- or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counter parties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

Income from investments comprised interest income of UA 39.35 million (2004: UA 27.52 million) and net realized and unrealized loss on investments of UA 1.25 million (2004: loss of UA 1.78 million).

Realized and unrealized loss on investments as at March 31, 2005 is made up as follows:

(UA thousands)	
Realized and unrealized gains	4.62
Realized and unrealized loss	(5.87)
Net loss	**(1.25)**

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's Asset and Liability management guidelines. At March 31, 2005, UA 178.79 million (2004: UA 172.76 million) of government and other obligations were under external management.

Securities sold under re-purchase agreements with a market value of UA 456.87 million were outstanding at March 31, 2005 (2004: UA 113.60 million). These securities include trading and held-to-maturity instruments, which have been included in the respective balance sheet captions.

Note J - Loans

The loans of the Bank are for the purpose of financing development projects and programs and are not intended for sale. Further management does not believe that there is a comparable secondary market for the type of loans made by the Bank. The fair values of loans reported in these financial statements represent management's best estimates of the present value of the expected cash flows of these loans. The types of loans currently held by the Bank are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates. Fair values were estimated using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds.

Multi-Currency Variable Rate Loans: Effective from July 1, 1990 the Bank introduced variable rate loans in a bid to reduce its interest risk. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to those lenders that benefit from the Bank's loans. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

Single Currency Variable Rate Loans: The Bank introduced single currency variable rate loans on 1 October 1997. The lending rate is based on the average cost of the Bank's pool of specific borrowings for each currency comprising of mostly medium to long term fixed rate borrowings. It is reset semi-annually and also carries a spread of 50 basis points. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

Single Currency Floating Rate Loan: The Bank introduced LIBOR-based single currency floating rate loans with effect from October 1, 1997. The lending rate is tied to six-month LIBOR or (EURIBOR) in the currencies of the borrower's choice. The lending rate provides a direct pass-through of the Bank's cost of funds, and is reset annually with a spread of 50 basis points. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

Single Currency Fixed Rate Loan: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The lending rate is based on the amortizing swap rate, that is, single fixed rate equivalent of 6 months LIBOR in the loan currency for value on the rate fixing date. It is based on the Bank's cost of borrowing for funding these loans in the loan currency plus a market risk premium and the bank's standard spread of 50 basis points. The estimated fair value of single currency fixed rate loans is considered to approximate carrying value.

Conversion of Multi-currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

The Private Sector Loans: These loans are made at market terms and are at variable interest rates and their carrying values are considered to approximate fair value.

Fair Value

At March 31, 2005 and 2004, the carrying and estimated fair values of loans were as follows:

Summary of the Bank's investments held to maturity at March 31, 2005 and 2004 follows:

(UA Millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Time Deposits										
Carrying Value	18.66	0.13	19.08	1.22	10.66	-	-	-	48.40	1.36
Average Balance During the period	18.54	0.13	19.95	1.24	10.79	-	-	-	49.28	1.37
Average Maturity (year)	0.01	0.02	0.01	0.01	0.01	-	-	-	0.01	0.01
Asset Backed Securities										
Carrying Value	273.73	-	94.86	80.85	3.73	-	28.86	-	401.17	80.85
Average Balance During the period	271.92	-	99.18	82.29	3.78	-	28.88	-	403.75	82.29
Average Maturity (year)	4.96	-	4.02	5.71	3.25	-	2.45	-	4.54	6.02
Government Agency and Agency Obligations										
Carrying Value	256.49	511.47	133.72	259.08	248.71	252.22	92.87	115.19	731.79	1,137.97
Average Balance During the period	254.79	502.05	139.80	263.70	251.70	247.32	92.93	92.91	739.22	1,105.98
Average Maturity (year)	5.18	5.53	3.85	4.12	4.23	4.52	5.41	5.41	4.64	5.27
Corporate Bonds and other										
Carrying Value	303.96	212.05	385.89	281.66	144.39	130.93	131.08	57.12	965.32	681.76
Average Balance During the period	301.94	208.15	403.46	286.67	146.13	128.39	131.16	46.07	982.69	669.28
Average Maturity (year)	4.92	4.92	3.12	3.12	4.81	4.81	5.77	4.63	4.15	4.16
Total investments										
Carrying Value	**852.84**	**723.65**	**633.55**	**622.81**	**407.49**	**383.15**	**252.81**	**172.31**	**2,146.69**	**1,901.94**
Average Balance During the period	847.19	710.33	662.39	633.90	412.40	375.71	252.97	138.98	2,174.94	1,858.92

The maturity of held to maturity investments as at March 31, 2005 were as follows:

April 1, 2005 to December 31, 2005	185.64
January 1, 2006 to December 31, 2006	177.79
January 1, 2007 to December 31, 2007	214.58
January 1, 2008 to December 31, 2008	218.69
January 1, 2009 to December 31, 2009	277.74
January 1, 2010 to December 31, 2010	327.36
January 1, 2011 to December 31, 2011	335.04
January 1, 2012 to December 31, 2012	150.47
January 1, 2013 to December 31, 2013	156.27
January 1, 2014 to December 31, 2014	89.88
January 1, 2015 to December 31, 2015	13.23
	2,146.69

Note J - Loans

The loans of the Bank are for the purpose of financing development projects and programs and are not intended for sale. Further management does not believe that there is a comparable secondary market for the type of loans made by the Bank. The fair values of loans reported in these financial statements represent management's best estimates of the present value of the expected cash flows of these loans. The types of loans currently held by the Bank are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates. Fair values were estimated using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds.

Multi-Currency Variable Rate Loans: Effective from July 1, 1990 the Bank introduced variable rate loans in a bid to reduce its interest risk. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to those lenders that benefit from the Bank's loans. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

Single Currency Variable Rate Loans: The Bank introduced single currency variable rate loans on 1 October 1997. The lending rate is based on the average cost of the Bank's pool of specific borrowings for each currency comprising of mostly medium to long term fixed rate borrowings. It is reset semi-annually and also carries a spread of 50 basis points. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

Single Currency Floating Rate Loan: The Bank introduced LIBOR-based single currency floating rate loans with effect from October 1, 1997. The lending rate is tied to six-month LIBOR or (EURIBOR) in the currencies of the borrower's choice. The lending rate provides a direct pass-through of the Bank's cost of funds, and is reset annually with a spread of 50 basis points. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

Single Currency Fixed Rate Loan: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The lending rate is based on the amortizing swap rate, that is, single fixed rate equivalent of 6 months LIBOR in the loan currency for value on the rate fixing date. It is based on the Bank's cost of borrowing for funding these loans in the loan currency plus a market risk premium and the bank's standard spread of 50 basis points. The estimated fair value of single currency fixed rate loans is considered to approximate carrying value.

Conversion of Multi-currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

The Private Sector Loans: These loans are made at market terms and are at variable interest rates and their carrying values are considered to approximate fair value.

Fair Value

At March 31, 2005 and 2004, the carrying and estimated fair values of loans were as follows:

(UA thousands)

	2005		2004	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Public Sector – Variable rate loans	3 057 119	3 057 119	3 356 898	3 356 898
Fixed rate loans	2 199 070	2 491 790	1 914 100	3 326 450
Private sector – Variable rate loans	264 494	264 494	189 963	189 963
Fixed rate loans	57 440	57 440	59 910	59 910
	5 578 123	5 870 843	5 520 871	5 933 221
Accumulated loan loss provision	(265 545)	(265 545)	(266 854)	(266 854)
	5 312 578	5 605 298	5 254 017	5 666 367

Loans are expressed in Units of Account but repaid in the currencies disbursed.

Loan Loss Provision

The movements in the accumulated provision for loan losses for the three months ended March 31, 2005 and 2004 were as follows:

(UA thousands)

	2005	2004
Balance at January 1	265 159	267 651
Translation effects	386	(797)
Balance at March 31	265 545	266 854

During the three months ended March 31, 2005, there were no provisions for losses on private sector loans (2004: UA 1.09 million) were made. The accumulated provisions on private sector loans at March 31, 2005 amounted to UA 13.40 million (2004: UA 15.20 million).

Provision for losses on Loan Principals and Charges Receivable

The movements in the accumulated provision for losses on loan interests and charges receivable for the three months ended march 31, 2005 and 2004 were as follows:

(UA thousands)

	2005	2004
Balance at January 1	131 884	116 311
Provision for the period	4 325	4 353
Translation effects	966	29
Balance at March 31	137 175	120 695

Interest rates charged on loans outstanding ranged from 2 percent per annum to 10 percent per annum.

Effective July 1, 2002, the outstanding balance and accumulated arrears on interest and charges to the Democratic Republic of Congo (DRC) were restructured into two new consolidated loans. The disbursed and outstanding balance were consolidated into loan "A", while the accumulated arrears on interest and charges were consolidated into a new loan "B". The consolidation of the interest previously due (loan B) resulted in an increase of UA 361.19 million in loans from the DRC. The consolidated loans carry interest at the rate of 8.97 percent, representing the weighted average interest rate on all the DRC loans prior to the consolidation. The final maturity of the consolidated loan is 20 years, which includes a 2-year grace period. The previous loans had final maturities extending to 2010. As at March 31, 2005, the balances outstanding on loans 'A' and 'B' were UA 343.47 million and UA 417.90 million, respectively.

Guarantee

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At March 31, 2005, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 19.11 million (2004: UA10.34 million).

Also, the Bank provided guarantees for securities issued by an entity eligible for the Banks' loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Outstanding guarantee of loan principal representing the maximum potential risk if the payments guaranteed for the entity are not made, not included in reported loan balance at March 31, 2005, was nil.

Loan Hedges

In addition to the swaps on borrowings disclosed in Note "N"; the Bank has entered into interest rate swaps which transform fixed rate income on loans in certain currencies into variable rate income. The fair value of interest rate swaps are included in the Balance Sheet under Accounts Receivable.

At March 31, 2005 and 2004 the carrying values and fair values of interest rate swaps on some of the Bank's loan portfolio were as follows:

(UA thousands)

	2005		2004	
	Contract or Notional Amount	Estimated Fair Value	Contract or Notional Amount	Estimated Fair Value
Interest Rate Swaps	**668 117**	**(18 755)**	**715 792**	**(22 203)**

Heavily Indebted Poor Countries (HIPCs) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiatives, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions; and release of up to 80% of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points, of up to 40% of total debt relief is provided whenever possible, within a 15-year horizon. At March 31, 2005, the Board of Directors had approved relief for 17 ADB borrowing countries, of which 8 had reached the completion point. During the quarter ended March 31, 2005, debt relief of UA 73.17 million (2004 UA 71.69 million) was received on behalf of the ADB borrowing countries.

Maturity and Currency Composition of Outstanding Loans

Maturity Distribution as at March 31, 2005
(UA millions)

	Fixed Rate	Floating Rate	Variable Rate	Total
April 1, 2005 to 31 December 2005	297.29	84.77	282.16	664.22
January 1, 2006 to 31 December 2006	190.25	138.42	196.75	525.42
January 1, 2007 to 31 December 2007	200.72	155.74	190.48	546.94
January 1, 2008 to 31 December 2008	195.65	164.13	185.41	545.19
January 1, 2009 to 31 December 2009	161.39	167.44	183.96	512.79
January 1, 2010 to 31 December 2014	517.48	638.36	537.31	1,693.15
January 1, 2015 to 31 December 2019	457.42	310.57	10.84	778.83
January 1, 2020 to 31 December 2024	298.88	12.70	-	311.58
	2,319.08	1,672.13	1,586.91	5,578.12

Currency Composition and type of loans as at March 31, 2005 and 2004
(Amounts in UA millions)

			2005 Amount	%	Restated (Note B) 2004 Amount	%
Fixed Rate	Multi Currency	Euro	136.24		157.32	
		Japanese Yen	232.23		301.36	
		Swiss Francs	45.41		50.48	
		Pound Sterling	1.16		1.35	
		US Dollars	260.76		336.34	
		Others	10.45		12.15	
			686.25	12.30	859.00	15.56
	Single Currency	Euro	815.04		548.68	
		Japanese Yen	332.62		321.39	
		Swiss Francs	135.24		118.02	
		Pound Sterling	2.44		2.42	
		US Dollars	323.77		327.98	
		South African Rand	23.37		11.89	
		Others	0.35		0.31	
			1,632.83	29.27	1,330.69	24.10
Floating Rate	Single Currency	Euro	564.77		579.75	
		US Dollars	936.82		86.94	
		Japanese Yen	2.33		-	
		South African Rand	168.22		778.02	
		Others	0.00		2.50	
			1,672.14	29.98	1,447.21	26.21
Variable Rate	Multi Currency	Euro	221.01		247.58	
		Japanese Yen	59.90		79.35	
		Swiss Francs	1.52		2.37	
		US Dollars	204.85		243.27	
		Others	0.42		0.49	
			487.70	8.74	573.06	10.38
	Single Currency Converted	Euro	465.77		511.01	
		Japanese Yen	225.44		283.94	
		Swiss Francs	18.89		18.94	
		US Dollars	389.07		496.96	
		Others	0.03		0.06	
			1,099.19	19.71	1,310.91	23.74
			5,578.12	100.00	5,520.87	100.00

Summary of Currency Composition of Loans at March 31, 2005 and 2004
(Amounts in UA millions)

	2005		2004 Restated (Note B)	
	Amount	%	Amount	%
Euro	2,202.84	39.49	2,044.29	37.03
Japanese Yen	852.51	15.28	988.45	17.91
Swiss Francs	201.06	3.60	189.82	3.44
Pound Sterling	3.60	0.06	3.77	0.07
US Dollars	2,115.27	37.92	2,182.58	39.53
South African Rand	191.59	3.43	98.83	1.79
Others	11.25	0.20	13.13	0.24
	5,578.12	100.00	5,520.87	100.01

The distribution of outstanding loans at March 31, 2005 and 2004 by sector was as follows:

(Amounts in UA million)

	2005		2004 Restated (Note B)	
	Amount	%	Amount	%
Finance	1,159.61	20.79	1019.34	18.46
Multi-Sector	1,600.21	28.69	1588.59	28.77
Communications	170.98	3.07	180.69	3.27
Power	397.19	7.12	379.2	6.87
Social	211.36	3.79	171.38	3.10
Transport	677.41	12.14	683.91	12.39
Agriculture & Rural Development	640.15	11.48	767.67	13.90
Urban Development	0.05	0.00	0.05	0.00
Industry, Mining and Quarrying	375.66	6.73	357.85	6.48
Water supply and Sanitation	345.50	6.19	372.19	6.74
	5,578.12	100.00	5,520.87	100.00

Note K -Equity Participations

The Bank's participation in the equity of African Development Fund and other institutions were as follows:

African Development Fund

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increase and General Replenishments.

The ADF has a 12 member Board of Directors, made up of six (6) members selected by the African Development Bank and six (6) members selected by State Participants, which reports to the Board of Governors made up of representatives of the State Participants and the ADB. The ADB exercises fifty percent (50%) of the voting powers in ADF and the President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays management fee. Management fee paid by the Fund to the Bank is calculated annually on the basis of a cost sharing formula, approved by the Board, which is driven in large part by the number of programs and projects executed during the year. Based on the cost sharing formula, management fees incurred by ADF for the quarter ended March 31, 2005 amounted to UA 23.29 million (2004: UA 20.19 million), representing 69.64 percent (2004: 66.19%) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank. As at March 31, 2005, the Bank's subscriptions to ADF amounted to UA 111.74 million.

Other Equity Participations

As at March 31, 2005 and 2004, the cost and carrying values of the Bank's equity participation in other institutions (including private sector equity participations) were as follows:

(Amounts in UA thousands)

Institutions	Year Established	Callable Capital	Carrying Value 2005	Carrying Value 2004
Regional Development Banks				
BDEAC	1975	2,355	1,570	1,510
East African Development Bank	1967	-	5,000	5,000
P. T. A. Bank	1985	10,000	5,000	5,000
Afreximbank	1993	9,928	6,619	6,754
BOAD	1973	1,962	654	630
BDEGL	1980	-	1,946	1,947
		24,245	20,789	20,841
Other Development Institutions				
K-REP Bank Limited	1997	-	655	669
Alexandria National Iron & Steel	1993	-	-	9,993
Zimbabwe Development Bank	1984	-	-	1
Africa - Re	1977	-	5,765	675
Shelter Afrique	1982	-	3,310	3,378
Development Bank of Zambia *	1974	-	-	-
National Development Bank of Sierra Leone *		-	-	-
		-	9,730	14716
Investment Funds (Carried at Fair value)				
AIG Africa Infrastructure Fund	1999	8,027	24,401	15,118
South Africa Infrastructure Fund	1996	1,384	11,598	10,389
Acacia Fund Limited	1996	-	703	734
Zambia Venture Capital Fund	1996	-	604	1,351
Indian Ocean Regional Fund Limited	1999	755	730	1,234
Msele Nedventure Limited	1995	-	-	1,273
		10,166	38,036	30,099
Total		34,411	68,555	65,656
Less: Accumulated provision for equity losses		-	(4,247)	(12,824)
Amount net		**34,411**	**64,308**	**52,832**

* Amounts fully disbursed, but the value is less than UA 100, at the

The cost of Equity Investment carried at fair value at March 31, 2005 was UA 35.12 million.

Accumulated provision for equity losses is made up as follows:

	2005	2004
BDEGL	1,946	1,946
Zimbabwe Development Bank	1	1
PTA Bank	1,500	1,500
Saouth African Infrastructure Fund	-	2,578
Alexandria National Iron & Steel	-	4,497
Zambia Ventur Capital Fund	-	203
MSELE Nedventures Limited	-	1
Alexandria National Iron & Steel	-	890
East African Development Bank	800	1,208
	4,247	12,824

An analysis of the movement in accumulated provision for loss on equity participation is as follows:

(UA thousands)	2005	2004
Balance at January 1	4 247	12 824
Provision for the quarter	-	-
Balance at March 31	4 247	12 824

Note L - Fixed Assets

(UA thousands)

		Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipments & Motor Vehicles	Total
Cost:	Balance at 1 January 2005	141	22,752	6,196	48,732	**77,821**
	Additions during the period	-	-	111	368	**479**
	Balance at 31 March 2005	141	22,752	6,307	49,100	**78,300**
Accumulated Depreciation:	Balance at 1 January	-	21,080	3,809	35 328	**60,217**
	Depreciation during the period	-	25	188	1,421	**1,634**
	Balance at 31 March 2005	-	21,105	3,997	36,749	**61,851**
Net Book Values:	31- March -05	**141**	**1,647**	**2,310**	**12,351**	**16,449**
	31- March -04	**141**	**1,750**	**2,709**	**15,808**	**20,408**

Note M –Administrative Expenses

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed upon cost sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However the allocated expenses to NTF shall not exceed 20% of the gross income of NTF. The administrative expenses comprised the following:

(UA thousands)	2005	2004
Personnel expenses	23 560	21 483
Other general expenses	8 285	7 729
Total	31 845	29 212
Reimbursable by ADF	(23 297)	(20 187)
Reimbursable by NTF	(516)	(305)
Net	**8 032**	**8 720**

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to hedge its administrative expenses. These transactions were entered into with a zero lock in cost. The nominal value of the forward transactions as at March 31, 2005 amounted to UA 78.43 million with an unfavourable market value of UA 1.80 million.

Included in general administrative expenses is an amount of UA 1.02 million (2004: UA 1.08 million) incurred under operating lease agreements for offices in Tunisia and certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases, which fall due as follows:

UA thousands)	2005	2004
Within one year	1 460	3 300
In the second to fifth years inclusive	454	768
Total	**1 914**	**4 068**

Leases are generally negotiated for an average term of one to three years and rentals are fixed for an average of one year.

Note N - Borrowings

The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost effective funding. In addition to long and medium term borrowings, the Bank also undertakes short term borrowing for cash and liquidity management purposes only.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted.

The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The Bank has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparties eligible under the Bank's Assets and Liability Management guidelines, which include requirement that the counterparties have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

At March 31, 2005, borrowings with embedded callable options amounted to UA 544.00 million (2004: UA 401.09 million). These options can be exercised annually on interest payments dates from the time the bond is first callable until its maturity date.

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At March 31, 2005, total borrowing amounted to UA 5 721.86 million comprising of senior debt and subordinated debt amounting to UA 5 009.52 million and UA 712.34 million, respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8 532.00 million was 58.71 per cent. Also at March 31, 2005 the ratio of total outstanding borrowings to the total callable capital of UA 19 381.64 million was 29.52 per cent.

A summary of the Bank's borrowings portfolio at March 31, 2005 and 2004 follows:

Borrowings and Swaps at March 31, 2005

(Amounts in UA millions)

		Direct Borrowings			Currency Swap Agreements (a)			Interest Rate Swaps			Net Currency Obligations		
Currency	Rate Type	Amount	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro	Fixed	261.63	6.50		146.43	8.71	14.4	201.07	5.16	3.1	609.13	6.59	5.1
		-	-	-	-	-	-	(261.63)	6.50	1.5	(261.63)	6.50	1.5
	Adjustable	65.41	4.40	2.1	1,963.03	2.20	5.8	327.03	5.60	1.6	2,355.47	2.73	5.1
		-	-	-	(178.86)	1.43	7.3	(266.47)	2.74	2.9	(445.33)	2.21	4.7
Sterling	Fixed	62.30	11.13	4.8	-	-	-	-	-	-	62.30	11.13	4.8
		-	-	-	-	-	-	(62.30)	11.13	4.8	(62.30)	11.13	4.8
	Adjustable	-	-	-	-	-	-	62.30	10.67	4.8	62.30	10.67	4.8
		-	-	-	(62.30)	10.67	4.8	-	-	-	(62.30)	10.67	4.8
Japanese Yen	Fixed	1,190.03	2.73	6.1	-	-	-	246.63	4.64	3.1	1,436.66	3.06	5.5
		-	-	-	(313.22)	2.55	8.0	(792.65)	2.54	4.0	(1,105.87)	2.54	5.2
	Adjustable	824.97	3.16	9.3	-	-	-	861.09	(0.07)	4.3	1,686.06	1.51	6.7
		-	-	-	(1,225.09)	2.13	5.5	(315.07)	0.60	4.0 5	(1,540.16)	1.82	5.2
US Dollars	Fixed	2,584.67	3.19	7.6	-	-	-	-	-	-	2,584.67	3.19	7.6
		-	-	-	(364.04)	5.66	6.2	(1,651.41)	2.55	5.5	(2,015.45)	3.11	5.7
	Adjustable	13.24	2.74	0.4	1,163.71	1.55	6.5	1,528.88	1.54	5.2	2,705.83	1.55	5.7
		-	-	-	(614.71)	1.98	5.9	(13.24)	2.70	0.4	(627.95)	2.00	5.8
Others	Fixed	1,113.20	1.32	8.0	12.84	1.89	6.9	-	-	-	1,126.04	1.33	8.0
		-	-	-	(942.87)	1.30	8.8	-	-	-	(942.87)	1.30	8.8
	Adjustable	-	-	-	228.58	7.75	7.9	166.14	0.70	3.0	394.72	4.78	5.8
		-	-	-	-	-	-	(166.14)	1.50	3.0	(166.14)	1.50	3.0
Total	Fixed	5,211.83	2.95	7.0	159.27	8.16	13.8	447.70	4.87	3.1	5,818.80	3.24	6.9
		-	-	-	(1,620.13)	2.52	8.1	(2,767.99)	3.11	4.7	(4,388.12)	2.89	6.0
	Adjustable	903.62	3.24	8.7	3,355.32	2.35	6.2	2,945.44	1.67	4.4	7,204.38	2.18	5.8
		-	-	-	(2,080.96)	2.28	5.8	(760.92)	1.58	3.3	(2,841.88)	2.09	5.1
Principal at face value		6,115.45	2.99	7.2	(186.50)			(135.77)			5,793.18	2.75	
Net unamortized premium/(discount)		(393.60)			260.70			114.13			(18.77)		
		5,721.85			74.20			(21.64)			5,774.41		
IAS 39 Adjustment		-			90.67 (c)			13.58 (c)			104.25		
Total		**5,721.85**	**2.99**	**7.2**	**164.87**			**(8.06)**			**5,878.66**	**2.75**	

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at March 31, 2005 was UA 6,095.20 million.

a. Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at March 31, 2005.

c. These amounts are included in swaps payable and receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at March 31, 2004
(Amounts in UA millions)

		Direct Borrowings			Currency Swap Agreements (a)			Interest Rate Swaps			Net Currency Obligations		
Currency	Rate Type	Amount	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro	Fixed	251.74	6.50	2.5	140.90	8.71	15.4	193.47	2.60	4.3	586.11	5.74	6.2
		-	-	-	-	-	-	(251.74)	6.50	4.3	(251.74)	6.50	4.3
	Adjustable	62.94	2.90	3.1	1,888.88	1.73	11.0	314.68	3.92	2.8	2,266.50	2.07	9.6
		-	-	-	(40.00)	0.59	3.1	(256.41)	1.05	4.0	(296.41)	0.99	3.9
Sterling	Fixed	61.95	11.13	5.8	-	-	-	-	-	-	61.95	11.13	5.8
		-	-	-	(61.95)	9.21	5.8	(61.95)	11.13	5.8	(123.90)	10.17	5.8
	Adjustable	-	-	-	-	-	-	61.95	9.21	5.8	61.95	9.21	5.8
		-	-	-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	1,128.17	2.07	6.4	-	-	-	259.04	4.64	4.1	1,387.21	2.55	6.0
		-	-	-	(328.98)	2.10	9.2	(832.54)	1.80	4.9	(1,161.52)	1.88	6.1
	Adjustable	907.28	1.41	10.3	-	-	-	904.42	(0.04)	6.9	1,811.70	0.69	8.6
		-	-	-	(1,108.64)	1.33	10.7	(330.92)	0.52	7.8	(1,439.56)	1.14	10.0
US Dollars	Fixed	2,298.65	3.99	8.6	-	-	-	(1,114.40)	0.25	5.6	1,184.25	7.51	11.4
		-	-	-	(371.49)	4.92	5.5	-	-	-	(371.49)	4.92	5.5
	Adjustable	-	-	-	1,084.34	0.26	15.5	1,114.40	1.70	0.6	2,198.74	0.99	7.9
		-	-	-	(674.12)	0.47	4.8	-	-	-	(674.12)	0.47	4.8
Others	Fixed	866.63	1.83	7.7	51.98	2.92	2.0	158.82	0.27	4.0	1,077.43	1.65	6.9
		-	-	-	(693.02)	1.42	8.6	(169.42)	2.28	3.8	(862.44)	1.59	7.7
	Adjustable	-	-	-	119.96	2.29	6.1	10.60	10.96	0.6	130.56	2.99	5.7
		-	-	-	-	-	-	-	-	-	-	-	-
Total	Fixed	4,607.14	3.35	7.5	192.88	7.15	11.8	(503.07)	(2.92)	7.4	4,296.95	4.25	7.7
		-	-	-	(1,455.44)	2.80	7.8	(1,315.65)	3.20	4.7	(2,771.09)	2.99	6.3
	Adjustable	970.22	1.51	9.8	3,093.18	1.24	12.4	2,406.05	1.57	3.4	6,469.45	1.40	8.7
		-	-	-	(1,822.76)	1.00	8.4	(587.33)	0.75	6.1	(2,410.09)	0.94	7.8
Principal at face value		5,577.36	3.03	7.9	7.86			-			5,585.22	3.01	
Net unamortized premium/(discount)		(22.14)			-			-			(22.14)		
		5,555.22			7.86			-			5,563.08		
IAS 39 Adjustment		-			4.37 (c)			(42.65) (c)			(38.28)		
Total		5,555.22	3.03	7.9	12.23			(42.65)			5,524.80	3.01	

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at March 31, 2004 was UA 5,182.84.

a. Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at March 31, 2004.

c. These amounts are included in swaps payable and receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

The maturity structure of outstanding borrowings as at March 31, 2005 is as follows:

(UA millions)

Periods	Ordinary	Callable	Total
1 April 2005 to 31 December 2005	331.22	276.51	607.73
1 January 2006 to 31 December 2006	262.21	252.19	514.40
1 January 2007 to 31 December 2007	303.93	9.25	313.18
1 January 2008 to 31 December 2008	1 074.95	6.17	1 081.12
1 January 2009 to 31 December 2009	66.41		66.41
1 January 2010 to 31 December 2014	1 607.59	-	1 607.59
1 January 2015 to 31 December 2019	1 305.65	-	1 305.65
1 January 2020 to 31 December 2024	528.69	-	528.69
1 January 2025 to 31 December 2029	66.76	-	66.76
1 January 2030 to 31 December 2035	23.92	-	23.92
Subtotal	**5 571.33**	**544.12**	**6 115.45**
Net unamortized premium	(393.48)	(0.12)	(393.60)
TOTAL	**5 177.85**	**544.00**	**5 721.85**

Unrealized net gains on non-trading derivatives

Unrealized net gains on non-trading derivatives included in income and expenses for the quarter ended March 31, 2005 and 2004 are as follows:

(UA thousands)

	2005	**2004**
Interest Rate swaps on borrowings	(25 963)	13 486
Cross currency swaps on borrowings	2 594	43 641
Borrowings with embedded derivatives	(1 112)	15 820
Interest rate swaps on loans	3 378	(6 855)
Embedded derivative stripped off borrowings	2 607	(465)
Macro-hedge swaps	(2 346)	7 405
TOTAL	**(20 842)**	**73 032**

Borrowing expenses for the quarter ending March 31, 2005 comprised the following:

(UA thousands)

	2005
Charges to bond issuers	54 876
Net charges received from Swap Counter-parties	(2 996)
	51 880
Amortization of issuance costs	526
Borrowing expenses to March 31, 2005	**52 406**

Note O – Net currency Position at March 31, 2005

(UA thousands)

	Euro	United States Dollars	Japanese yen	Sterling	Other	Sub-total	Units of Account	Total
Assets								
Due from Bank	5,962	4,168	19,021	5,666	4,736	39,553	0	39,553
Demand obligations	0		3,389		3,801	7,190	0	7,190
Investments - Trading (a)	947,684	1,311,985	27,326	7,856	146,605	2,441,456	0	2,441,456
Investments - Held to Maturity	633,550	852,840	252,810	407,494		2,146,694	0	2,146,694
Non negotiable Instruments on account of capital	1,942	20,660			0	22,602	8,131	30,733
Accounts receivable	106,304	157,446	74,960	8,650	39,978	387,338	48,568	435,906
Loans	2,126,505	1,988,190	807,311	3,249	387,316	5,312,571	7	5,312,578
Equity participation	2,223	42,132		0	12,253	56,608	119,441	176,049
Other assets	1,155	184	0	55	266	1,660	15,294	16,954
	3,825,325	**4,377,605**	**1,184,817**	**432,970**	**594,955**	**10,415,672**	**191,441**	**10,607,113**
Liabilities and Equity								
Accounts payable	(89,515)	(124,269)	(28,410)	(10,047)	(57,952)	(310,193)	(19,319)	(329,512)
Borrowings and embedded derivatives	(326,595)	(2,468,217)	(2,013,022)	(59,407)	(854,611)	(5,721,852)	(5,766)	(5,727,618)
	(416,110)	(2,592,486)	(2,041,432)	(69,454)	(912,563)	(6,032,045)	(25,085)	(6,057,130)
Currency swaps on borrc (b)	(1,930,605)	(165,417)	1,538,298	62,303	442,863	(52,558)	(123,013)	(175,571)
Currency position as at March 31, 2005	**1,478,610**	**1,619,702**	**681,683**	**425,819**	**125,255**	**4,331,069**	**43,343**	**4,374,412**
% of sub-total	34.14	37.40	15.74	9.83	2.89	100.00		100.00
SDR Composition as at March 31, 2005	36.57	38.21	12.95	12.27	-	100.00		100.00

(a) Investments held for trading is made up as follows:

Amount per t Investments held for trading net of repos	2,455,096
Swaps receivable	21,070
Swaps payable	(34,710)
Amount per statement of net currency position	2,441,456

(b) Currency Swaps on borrowings is made up as follows:

Amount per t Swaps receivable	274,555
Swaps payable	(450,126)
Net Swaps on borrowings per statement of net currency position	(175,571)

Note P – Liquidity Position

The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations while at the same time allowing the flexibility in deciding the appropriate time to access the capital markets. The Bank's liquidity policy requires that it holds liquid assets in a target zone, above the required prudential minimum level of liquidity (PML) and less than the operational level of liquidity (OLL). The PML is computed as the sum of the debt service payment for the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. As an operational guideline, the OLL is computed as the prudential minimum level of liquidity (PML) plus 50% of the stock of undisbursed loans. The table below provides an analysis of assets, liabilities and members' equity into relevant maturity groupings based on the remaining period from the balance sheet date to contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, in the case of liabilities the earliest possible repayment date is shown, while for assets, it is the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the "Maturity undefined" category.

(UA thousands)

	Up to and including 1 year	Over 1 year and up to 2 years	Over 2 years and up to 3 years	Over 3 years and up to 4 years	Over 4 years and up to 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Maturity undefined	Total
Assets										
Due from Bank	39,553					-	-		-	39,553
Demand obligations	7,190					-	-			7,190
Amount receivable from currency Swaps	24,615	22,862	61,780	13,867	41,001	24,272	92,265	14,963		295,625
Investments - Trading (net of REPOS)	2,455,096									2,455,096
Investments - Held to Maturity	185,640	177,790	214,580	218,680	277,740	1,059,020	13,244			2,146,694
Non negotiable Instruments on account of capital	7,152	5,119	5,637	3,811	2,892	6,122				30,733
Accounts receivable	435,906					-	-	-		435,906
Loans	664,220	525,420	546,940	545,190	512,800	1,693,150	778,830	311,573		5,578,123
Accumulated loan loss provision									(265,545)	(265,545)
Equity participation	-								176,049	176,049
Other assets	505					-			16,449	16,954
	3,819,877	**731,191**	**828,937**	**781,548**	**834,433**	**2,782,564**	**884,339**	**326,536**	**(73,047)**	**10,916,378**
Liabilities and Equity										
Accounts payable	(329,512)									(329,512)
Amounts payable for currency swaps	(141,858)	(5,625)	(39,627)	(76,688)	(50,424)	(67,987)	(62,404)	(40,223)		(484,836)
Borrowings and embedded derivatives	(607,670)	(514,030)	(313,180)	(1,081,060)	(66,410)	(1,607,677)	(1,305,570)	(619,850)	387,829	(5,727,618)
Equity									(4,374,412)	(4,374,412)
	(1,079,040)	(519,655)	(352,807)	(1,157,748)	(116,834)	(1,675,664)	(1,367,974)	(660,073)	(3,986,583)	(10,916,378)
Liquidity position as at March 31, 2005	**2,740,837**	**211,536**	**476,130**	**(376,200)**	**717,599**	**1,106,900**	**(483,635)**	**(333,537)**	**(4,059,630)**	**-**

* Comprises of pre-issuance costs and IAS 39 adjustments on borrowings.

	Up to and including 1 year	Over 1 year and up to 2 years	Over 2 years and up to 3 years	Over 3 years and up to 4 years	Over 4 years and up to 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Maturity undefined	Total
Supplementary information										
Loans in chronic arrears (more than 2 years) included in loan balance above	216,730	18,990	18,990	17,310	15,600	35,180	60	-		322,860

Note Q – Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's dealing portfolio are assumed to reprice the the "Up to and including 1 year" category

(UA thousands)

	Up to and including 1 year	Over 1 year and up to 2 years	Over 2 years and up to 3 years	Over 3 years and up to 4 years	Over 4 years and up to 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Non interest bearing funds	Total
Assets										
Due from Bank	39,553					-	-		-	39,553
Demand obligations	-					-	-		7,190	7,190
Investments - Trading (a)	2,441,456									2,441,456
Investments - Held to Maturity	137,090	176,538	207,474	215,655	274,812	1,039,164	13,238		82,723	2,146,694
Non negotiable Instruments on account of capital	-					-	-		30,733	30,733
Accounts receivable	435,906					-	-	-	-	435,906
Loans	2,501,113	190,253	332,973	243,695	159206	736,270	922,337	492,276		5,578,123
Accumulated loan loss provision									(265,545)	(265,545)
Equity participation	-					-			176,049	176,049
Other assets	-					-	-		16,954	16,954
	5,555,118	366,791	540,447	459,350	434,018	1,775,434	935,575	492,276	48,104	10,607,112
Liabilities and Equity										
Accounts payable	(329,511)					-	-	-		(329,511)
Borrowings (b & c)	(4,535,474)	(217)	(174,141)	(55,888)	(217)	(311,869)	(416,793)	(310,112)	(98,478)	(5,903,189)
Macro hedge swaps	(247,108)	21,511	9,266	9,266		207,065				-
	(5,112,093)	21,294	(164,875)	(46,622)	(217)	(104,804)	(416,793)	(310,112)	(98,478)	(6,232,700)
Position of interest rate risk as at March 31, 2005	443,025	388,085	375,572	412,728	433,801	1,670,630	518,782	182,164	(50,374)	4,374,412

(a) Investments held for trading is made up as follows:

Amount per ba Investments trading	2,911,982
Swaps receivable	21,070
Swaps payable	(34,710)
Securities sold under agreements to repurchase	(456,886)
Amount per statement of interest rate risk	2,441,456

(b) Borrowings is made up as follows:

Amount per ba Borrowings	5,721,852
Currency Swaps receivable	(274,555)
Currency Swaps payable	450,126
Embedded derivatives	5,766
Net borrowings per statement of interest rate risk	5,903,189

(c) Non interest bearing funds included in borrowings is made up as follows:

Cross currency swaps - IAS 39 adjustment	(90,673)
Interest rate swaps - IAS 39 adjustment	(13,584)
Interest rate swaps loans - IAS 39 adjustment	(18,756)
IAS 39 adjustment of embedded derivatives on borrowings	5,766
Net issuance costs on swaps and borrowings	18,769
	(98,478)

Note R - Financial Risks

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risk:

Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects. Potential losses from country credit risk are considered in the determination of the accumulated provision for loan losses.

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by counter parties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For securities, the Bank limits trading to a list of authorized dealers and counter parties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counter parties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counter party. The Bank may require collateral in the form of cash or other approved liquid securities from individual counter parties in order to mitigate its credit exposure.

Market Risks: Market risks encompass funding, liquidity, currency and interest and exchange rate risks. Such risks are managed through the pricing of loans and the Bank's overall asset and liability management practices. The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allow it flexibility in deciding the appropriate time to access the capital market. To achieve this objective, the Bank operates on a prudential minimum as well as an operational level of liquidity established by this policy. The prudential minimum level of liquidity is based on the debt service payment of the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. All potential debt service payments due to early redemption of swaps and borrowings with embedded options are included in the determination of the debt service payment of the next year. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy allows it to build up liquid resources above the prudential minimum level. The maximum level of liquidity is limited to the total of the minimum plus 50% of the stock of undisbursed loans. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio. The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's recent loans, has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities). Also, to avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Furthermore, in order to minimize exchange rate risks, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency. The Bank also offers loans with interest rates directly linked to market interest rates. For such market-based loan products, the Bank's net margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding (six-month libor floating rate).

Note S – Grants

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations; technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank. The undisbursed balances of the grant resources at March 31, 2005 and 2004 comprised the following:

(UA thousands)

	2005	2004
AMINA	1 350	1 370
AMTA/NAMTA	149	46
Belgium	2 592	2 603
Canada	188	452
China	52	53
Denmark	1 832	1 037
Finland	503	258
France	3 210	3 044
ICP-Africa	19	-
India	1 311	1 551
Italy	17 761	2 275
Korea	1 452	1 459
Nordic	1 680	2 102
The Netherlands	3 371	2 438
Norway	1 296	1 257
Spain	459	647
Sweden	1 709	2 016
Switzerland	280	283
Others	65	174
TOTAL	**39 279**	**23 065**

Note T – Segment Reporting

Other than the Private Sector lending operations, which at March 31, 2005 accounted for about 6 percent of the lending operations of the Bank and therefore considered to be insignificant to make a meaningful segment reporting, Management believes that the Bank has only one reportable segment, because it does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. With regards to loans made to, or guaranteed by member countries, given the nature of the Bank, the risk and return profiles are sufficiently similar among borrowers that the Bank does not differentiate between the nature of the products or services provided, the preparation process or the method for providing the services among individual countries.

Note U – Related Party Transactions

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members" respectively), subscriptions to the Capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governor appointed by each member of the Bank, who exercises the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in notes W and X. The Board of Directors, which is constituted by eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such counties. Such loans are approved by the Board of Directors. Outstanding balances on loans granted to regional member countries are disclosed in note V. Outstanding borrowings of the Bank are disclosed in Note N.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the African Development Fund (ADF). Furthermore, the Bank administers, various special funds and trust funds which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the Nigeria Trust Fund (NTF) as well as multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of ADF is conducted by a 12 member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50% of the voting power in ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost sharing formula, driven in large part by the number of programs and projects executed during the year. The Bank's investment in ADF is included in Equity participation and disclosed in Note K. The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and, in this connection, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it it reimburses to the Bank, its share of administrative expenses for such utilization. Share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note M. The Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds are disclosed in Note S.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the quarter ended March 31 2005 and 2004 is made up as follows:

(UA thousands)	2005	2004
Salaries	2 919	2 864
Termination Benefits	82	83
Contribution to Retirement and Medical Plan	503	504
Other benefits	579	752
Total	**4 083**	**4 203**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable on the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At March 31, 2005 outstanding balances on loans and advances to management staff amounted to UA 2.88 million (2004: UA 1.80 million).

NOTE W-Summary of loans as 31.12.2004

Country	No of Loans*	Total Loans*	Unsigned Loans	Undisbursed Balance	Outstanding Balance	% of Total Loans
Algeria	9	417,215	-	125,278	291,937	5.23
Angola	4	3,351	-	330	3,021	0.05
Botswana	8	27,127	-	45	27,081	0.49
Burundi	3	1,857	-	-	1,857	0.03
Cameroon	8	121,064	-	39,642	81,422	1.46
Centrafrique	1	2,437	-	-	2,437	0.04
Comoro	1	6,331	-	-	6,331	0.11
Congo	5	73,292	-	-	73,292	1.31
Côte D'Ivoire	14	368,402	-	8,733	359,670	6.45
Dem Rep Congo	10	756,413	-	-	756,413	13.56
Egypt	8	255,883	-	16,812	239,071	4.29
Ethiopia	7	61,750	-	-	61,750	1.11
Gabon	17	266,687	-	59,249	207,439	3.72
Ghana	5	35,005	-	-	35,005	0.63
Guinea	5	28,025	-	21	28,004	0.50
Kenya	4	21,568	-	-	21,568	0.39
Lesotho	2	2,619	-	-	2,619	0.05
Liberia	17	39,914	-	-	39,914	0.72
Malawi	1	8,275	-	-	8,275	0.15
Mauritania	2	38,171	-	327	37,844	0.68
Mauritius	9	37,236	7,761	26,185	3,289	0.06
Morocco	24	1,626,911	117,084	796,950	712,877	12.78
Multinational	8	70,669	32	35,140	35,497	0.64
Namibia	13	125,875	35,537	47,247	43,091	0.77
Nigeria	4	405,440	-	17,327	388,112	6.96
Senegal	9	54,336	-	-	54,336	0.97
Seychelles	3	20,349	-	-	20,349	0.36
Somalia	4	3,755	-	-	3,755	0.07
South Africa	5	214,897	-	33,094	181,803	3.26
Sudan	10	54,930	-	-	54,930	0.98
Swaziland	1	115,185	-	51,294	63,891	1.15
Tanzania	41	4,676	-	-	4,676	0.08
Tunisia	1	1,695,089	141,582	379,680	1,173,826	21.04
Uganda	7	2,515	-	-	2,515	0.05
Zambia	12	33,112	-	-	33,112	0.59
Zimbabwe	6	195,179	-	-	195,179	3.50
Total Public Sector	288	7,195,539	301,997	1,637,353	5,256,189	94.23
Total Private Sector	33	615,227	148,925	144,368	321,934	5.77
	321	**7,810,766**	**450,922**	**1,781,721**	**5,578,123**	**100.00**

Slight differences may occur in totals due to rounding
***Excludes fully repaid loans and cancelled loans.**

NOTE X - Statement of Subscriptions to the Capital Stock and Voting Power as at March 31, 2005

(Amounts in UA thousands)

		PRE - GCI-IV (3)			GCI - IV (4)					GCI - V (5)														
	MEMBER STATE	Paid-up share	Callable shares	Total	Paid-up shares	Paid-in shares	Callable shares	Total	Total (6) shares	Paid-up shares	Paid-in shares	Callable shares	Total	Total (7) shares	% of Total	Callable Capital	Paid-up Capital	Amount due	Amount paid	Amounts in arrears	Excess (2) payments	Number (1) of Votes	Voting power	No.
1	ALGERIA	4,493	31,451	35,944	4,022	3,974	28,155	32,129	68,072	903	555	14,154	14,709	82,781	3.829	737,600	90,210	90,210	90,231	-	21	83,407	3.789	1
2	ANGOLA	2,003	14,023	16,027	610	610	4,273	4,883	20,910	270	202	4,225	4,427	25,337	1.172	225,212	28,157	28,157	28,162	-	5	25,963	1.179	2
3	BENIN	201	1,406	1,607	236	236	1,652	1,888	3,494	45	45	706	751	4,245	0.196	37,633	4,817	4,817	4,817	-	-	4,871	0.221	3
4	BOTSWANA	1,982	13,871	15,852	2,816	2,816	19,713	22,528	38,380	495	309	7,757	8,066	46,447	2.149	413,405	51,065	51,065	51,069	-	4	47,071	2.138	4
5	BURKINA FASO	264	1,847	2,111	762	762	5,334	6,096	8,206	80	39	1,243	1,282	9,488	0.439	84,231	10,648	10,648	10,655	-	8	10,114	0.459	5
6	BURUNDI	419	2,931	3,350	228	228	1,594	1,822	5,172	-	-	-	-	5,172	0.239	45,256	6,465	6,465	6,465	-	-	5,797	0.263	6
7	CAMEROON	1,346	9,423	10,769	1,037	953	7,260	8,213	18,982	214	214	3,355	3,569	22,547	1.043	200,371	25,118	25,118	25,132	-	14	23,178	1.053	7
8	CAPE VERDE	138	966	1,104	71	71	497	568	1,672	-	-	-	-	1,672	0.077	14,630	2,090	2,090	2,090	-	-	2,297	0.104	8
9	CENT.AFR.REP	102	714	816	20	20	137	156.80	973	-	-	-	-	973	0.045	8,512	1,217	1,217	1,217	-	-	1,598	0.073	9
10	CHAD	139	975	1,114	66	66	461	527	1,641	-	-	-	-	1,641	0.076	14,360	2,052	2,052	2,052	-	-	2,265	0.103	10
11	COMOROS	50	350	400	11	6	75	81	481	-	-	-	-	481	0.022	4,250	560	560	566	-	6	1,091	0.050	11
12	CONGO	719	5,033	5,752	369	369	2,583	2,952	8,704	84	42	1,320	1,362	10,066	0.466	89,363	11,310	11,310	11,310	-	0	10,691	0.486	12
13	COTE D'IVOIRE	3,738	26,166	29,904	6,388	6,388	44,716	51,104	81,008	-	-	-	-	81,008	3.747	708,820	101,260	101,260	99,285	1,975	-	80,053	3.636	13
14	DEM.REP.CONGC	2,294	16,060	18,355	548	548	3,837	4,385	22,740	-	-	-	-	22,740	1.052	198,975	28,426	28,426	28,426	-	-	23,365	1.061	14
15	DJIBOUTI	116	813	929	36	36	249	285	1,213	-	-	-	-	1,213	0.056	10,618	1,517	1,517	1,517	-	(0)	1,838	0.083	15
16	EGYPT	7,610	53,270	60,880	3,895	3,895	27,265	31,160	92,040	1,187	741	18,602	19,343	111,383	5.153	991,370	122,460	122,460	122,469	-	9	112,009	5.088	16
17	EQ.GUINEA	52	362	414	375	300	2,625	2,925	3,339	5	3	84	87	3,426	0.158	30,713	3,548	3,548	3,549	-	1	4,052	0.184	17
18	ERITREA	-	-	-	358	358	2,504	2,862	2,862	-	-	-	-	2,862	0.132	25,040	3,580	3,580	2,506	1,074	-	2,628	0.119	18
19	ETHIOPIA	2,367	16,569	18,936	1,211	1,211	8,477	9,688	28,624	369	230	5,785	6,015	34,640	1.602	308,310	38,080	38,080	38,086	-	6	35,265	1.602	19
20	GABON	1,373	9,611	10,984	2,030	2,030	14,215	16,245	27,229	-	-	-	-	27,229	1.260	238,255	34,037	34,037	28,601	5,444	9	23,499	1.067	20
21	GAMBIA	193	1,351	1,544	169	156	1,179	1,335	2,879	31	23	483	506	3,384	0.157	30,130	3,720	3,720	3,727	-	7	4,010	0.182	21
22	GHANA	2,921	20,447	23,368	1,973	1,896	13,802	15,698	39,066	634	327	9,926	10,253	49,320	2.282	441,751	51,429	51,429	51,453	-	24	49,945	2.269	22
23	GUINEA	678	4,746	5,424	348	348	2,436	2,784	8,208	67	26	1.036	1,062	9,270	0.429	82,182	10,520	10,520	10,525	-	5	9,895	0.449	23
24	GUINEA BISSAU	75	525	600	-	-	0	-	600	-	-	-	-	600	0.028	5,250	750	750	750	-	-	1,225	0.056	24
25	KENYA	2,158	15,106	17,264	1,104	1,104	7,728	8,832	26,096	337	210	5,274	5,484	31,581	1.461	281,080	34,720	34,720	34,726	-	6	32,206	1.463	25
26	LESOTHO	226	1,582	1,808	116	116	812	928	2,736	35	21	553	574	3,310	0.153	29,470	3,630	3,630	3,641	-	11	3,936	0.179	26
27	LIBERIA	422	2,954	3,376	107	107	748	855	4,231	-	-	-	-	4,231	0.196	37,017	5,287	5,287	5,287	-	-	4,855	0.221	27
28	LIBYA	4,914	34,400	39,314	3,302	3,302	23,114	26,416	65,730	848	530	13,284	13,814	79,544	3.680	707,978	87,463	87,463	87,463	-	-	80,169	3.641	28
29	MADAGASCAR	964	6,748	7,712	493	493	3,451	3,944	11.656	150	93	2,356	2,449	14,105	0.653	125,550	15,500	15,500	15,508	-	8	14,731	0.669	29
30	MALAWI	535	3,745	4,280	274	274	1,918	2,192	6,472	-	-	-	-	6,472	0.299	56,630	8,090	8,090	8,090	-	-	7,097	0.322	30
31	MALI	150	1,052	1,202	853	853	5,971	6,824	8,026	91	52	1,418	1,470	9,496	0.439	84,411	10,545	10,545	10,547	-	2	10,122	0.460	31
32	MAURITANIA	119	835	954	464	464	3,248	3,712	4,666	-	-	-	-	4,666	0.216	40,828	5,831	5,831	4,015	1,816	-	3,838	0.174	32
33	MAURITIUS	959	6,713	7,672	491	491	3,437	3,928	11,600	150	93	2,344	2,437	14,037	0.649	124,940	15,430	15,430	15,438	-	8	14,663	0.666	33
34	MOROCCO	5,072	35,504	40,576	2,363	2,363	16,541	18,904	59,480	767	767	12,021	12,788	72,268	3.343	640,660	82,020	82,020	82,020	-	-	72,894	3.311	34
35	MOZAMBIQUE	936	6,547	7,483	481	481	3,367	3,848	11,331	146	91	2.290	2,381	13,711	0.634	122,038	15,084	15,084	15,089	-	4	14,336	0.651	35
36	NAMIBIA	-	-	-	761	761	5,327	6,088	6,088	79	49	1,230	1,279	7,367	0.341	65,570	8,100	8,100	8,104	-	4	7,992	0.363	36
37	NIGER	691	4,835	5,526	-	-	-	-	5,526	-	-	-	-	5,526	0.256	48,353	6,908	6,908	6,908	-	-	6,151	0.279	37
38	NIGERIA	13,208	92,456	105,664	7,252	7,176	50,754	57,930	163,594	2,056	1,136	32,199	33,335	196,928	9.110	1,754,094	215,200	215,200	215,208	-	8	197,553	8.973	38
39	RWANDA	204	1,426	1,629	102	102	711	813	2,442	32	20	494	514	2,956	0.137	26,310	3,253	3,253	3,253	-	-	3,581	0.163	39
40	SAO TOME & P.	129	905	1,034	57	57	398	454	1,488	-	-	-	-	1,488	0.069	13,024	1,864	1,864	1,864	-	-	2,113	0.096	40
41	SENEGAL	1,523	10,659	12,182	843	824	5,897	6,721	18,903	238	148	3,723	3,871	22,778	1.054	202,793	24,948	24,948	24,957	-	9	23,400	1.063	41
42	SEYCHELLES	138	966	1,104	10	10	70	80	1,184	2	2	38	40	1,224	0.057	10,739	1,501	1,501	1,501	-	0	1,845	0.084	42
43	SIERRA LEONE	406	2,842	3,248	256	256	1,794	2,050	5,298	-	-	-	-	5,298	0.245	46,361	6,624	6,624	6,624	-	-	5,924	0.269	43
44	SOMALIA	217	1,521	1,738	25	25	178	203	1,941	-	-	-	-	1,941	0.090	16,986	2,427	2,427	2,427	-	-	2,566	0.117	44
45	SOUTH AFRICA	-	-	-	4,721	4,446	33,044	37,490	37,490	3,113	1,582	48,762	50,344	87,833	4.063	818,060	60,270	60,270	60,284	-	14	88,459	4.018	45
46	SUDAN	845	5,919	6,764	258	258	1,807	2,065	8,829	-	-	-	-	8,829	0.408	77,257	11,036	11,036	11,036	-	-	9,454	0.429	46
47	SWAZILAND	493	3,451	3,944	253	253	1,771	2,024	5,968	77	48	1,206	1,254	7,222	0.334	64,280	7,940	7,940	7,941	-	1	7,847	0.356	47
48	TANZANIA	957	6,697	7,654	960	960	6,720	7,680	15,334	177	102	2,763	2,865	18,200	0.842	161,805	20,187	20,187	20,196	-	8	18,825	0.855	48
49	TOGO	345	2,418	2,763	86	86	602	688	3,451	-	-	-	-	3,451	0.160	30,201	4,314	4,314	4,314	-	-	4,077	0.185	49
50	TUNISIA	2,075	14,525	16,600	1,062	1,062	7,434	8,496	25,097	324	202	5,072	5,274	30,371	1.405	270,310	33,390	33,390	33,395	-	5	30,996	1.408	50
51	UGANDA	724	5,065	5,788	570	570	3,990	4,560	10,348	54	13	832	845	11,193	0.518	98,863	13,063	13,063	13,066	-	3	11,818	0.537	51
52	ZAMBIA	2,905	20,334	23,239	-	-	-	-	23,239	225	112	3,521	3,633	26,872	1.243	238,553	30,169	30,169	30,174	-	5	27,497	1.249	52
53	ZIMBABWE	3,445	24,115	27,560	1,763	1,763	12,341	14,104	41,664	336	134	5,266	5,400	47,064	2.177	417,221	53,420	53,420	53,423	-	3	47,689	2.166	53
	TOTAL REGIONA	78,034	546,230	624,264	56,605	55,934	396,210	452,142	1,076,404	13,621	8,161	213,323	221,484	1,297,888	60.041	11,557,615	1,421,249	1,421,249	1,411,156	10,309	216	1,322,759	60.083	

NOTE X (cont.) - Statement of Subscriptions to the Capital Stock and Voting Power as at March 31, 2005

(Amounts in UA thousands)

		PRE - GCI-IV (3)			GCI-IV (4)					GCI-V (5)														
	MEMBER STATES	Paid-up share	Callable shares	Total	Paid-up shares	Paid-in shares	Callable shares	Total	Total (6) shares	Paid-up shares	Paid-in shares	Callable shares	Total	Total (7) shares	% of Total	Callable Capital	Paid-up Capital	Amount due	Amount paid	Amounts in arrears	Excess (2 payments	Number (1) of Votes	Voting power	No.
	TOTAL REGIONALS	78,034	546,230	624,264	56,605	55,934	396,210	452,142	1,076,404	13,621	8,161	213,323	221,484	1,297,888	60.041	11,557,615	1,421,249	1,421,249	1,411,156	10,309	216	1,322,759	60.083	
1	ARGENTINA	499	3,493	3,992	-	-	-	-	3,992	112	55	1,743	1,798	5,790	0.268	52,364	5,540	5,540	5,549	-	9	6,416	0.291	1
2	AUSTRIA	499	3,493	3,992	250	250	1,750	2,000	5,992	223	139	3,492	3,631	9,623	0.445	87,350	8,880	8,880	8,884	-	4	10,248	0.465	2
3	BELGIUM	718	5,026	5,744	359	359	2,513	2,872	8,616	321	200	5,021	5,221	13,837	0.640	125,600	12,770	12,770	12,776	-	6	14,463	0.657	3
4	BRAZIL	499	3,493	3,992	250	250	1,750	2,000	5,992	221	137	3,461	3,598	9,590	0.444	87,036	8,860	8,860	8,864	-	4	10,215	0.464	4
5	CANADA	4,200	29,400	33,600	2,100	2,100	14,700	16,800	50,400	1,875	1,406	29,373	30,779	81,179	3.755	734,730	77,060	77,060	77,063	-	3	81,805	3.716	5
6	CHINA	1,250	8,750	10,000	625	625	4,375	5,000	15,000	558	348	8,742	9,090	24,090	1.114	218,670	22,230	22,230	22,238	-	8	24,716	1.123	6
7	DENMARK	1,295	9,065	10,360	647	647	4,529	5,176	15,536	578	433	9,054	9,487	25,023	1.158	226,480	23,750	23,750	23,755	-	5	25,649	1.165	7
8	FINLAND	547	3,829	4,376	273	273	1,911	2,184	6,560	244	183	3,823	4,006	10,566	0.489	95,630	10,030	10,030	10,030	-	-	11,192	0.508	8
9	FRANCE	4,200	29,400	33,600	2,100	2,100	14,700	16,800	50,400	1,875	1,406	29,373	30,779	81,179	3.755	734,730	77,060	77,060	77,063	-	3	81,805	3.716	9
10	GERMANY	4,611	32,277	36,888	2,305	2,305	16,135	18,440	55,328	2,058	1,543	32,245	33,788	89,116	4.123	806,570	84,590	84,590	84,595	-	5	89,742	4.076	10
11	INDIA	250	1,750	2,000	125	125	875	1,000	3,000	112	70	1,748	1,818	4,818	0.223	43,730	4,450	4,450	4,450	-	-	5,443	0.247	11
12	ITALY	2,708	18,956	21,664	1,354	1,354	9,478	10,832	32,496	1,209	755	18,939	19,694	52,190	2.414	473,730	48,170	48,170	48,176	-	6	52,816	2.399	12
13	JAPAN	6,142	42,994	49,136	3,071	3,071	21,497	24,568	73,704	2,742	2,056	42,954	45,010	118,714	5.492	1,074,450	112,690	112,690	112,695	-	5	119,340	5.421	13
14	KOREA	499	3,493	3,992	250	250	1,750	2,000	5,992	223	139	3,492	3,631	9,623	0.445	87,350	8,880	8,880	8,884	-	4	10,248	0.465	14
15	KUWAIT	499	3,493	3,992	250	250	1,750	2,000	5,992	223	223	3,492	3,715	9,707	0.449	87,350	9,720	9,720	9,720	-	-	10,333	0.469	15
16	NETHERLANDS	853	5,971	6,824	426	426	2,982	3,408	10,232	381	381	5,963	6,344	16,576	0.767	149,160	16,601	16,601	16,600	-	(1)	17,202	0.781	16
17	NORWAY	1,295	9,065	10,360	647	647	4,529	5,176	15,536	578	432	9,054	9,486	25,022	1.158	226,480	23,750	23,750	23,755	-	5	25,649	1.165	17
18	PORTUGAL	252	1,764	2,016	126	126	882	1,008	3,024	113	70	1,763	1,833	4,857	0.225	44,090	4,480	4,480	4,486	-	6	5,483	0.249	18
19	SAUDI ARABIA	325	2,275	2,600	-	-	-	-	2,600	97	60	1,515	1,575	4,175	0.193	37,900	3,850	3,850	3,856	-	6	4,801	0.218	19
20	SPAIN	656	4,592	5,248	892	892	6,244	7,136	12,384	639	531	10,011	10,542	22,926	1.061	208,470	20,790	20,790	20,790	-	-	23,553	1.070	20
21	SWEDEN	1,728	12,096	13,824	864	864	6,048	6,912	20,736	771	481	12,085	12,566	33,302	1.541	302,290	30,730	30,730	30,739	-	9	33,928	1.541	21
22	SWITZERLAND	1,640	11,480	13,120	820	820	5,740	6,560	19,680	732	457	11,470	11,927	31,607	1.462	286,900	29,170	29,170	29,175	-	5	32,233	1.464	22
23	U.K.	1,881	5,643	7,524	940	940	14,100	15,040	22,564	839	524	13,151	13,675	36,239	1.676	328,940	33,450	33,450	33,454	-	4	36,864	1.674	23
24	U.S.A	7,455	22,365	29,820	3,727	3,727	55,905	59,632	89,452	3,328	2,444	52,132	54,576	144,028	6.663	1,304,020	136,260	136,260	136,265	-	5	144,653	6.570	24
	TOTAL NON-REGIONALS	44,501	274,163	318,664	22,401	22,401	194,143	216,544	535,208	20,052	14,473	314,096	328,569	863,779	39.959	7,824,020	813,761	813,761	813,859	-	101	878,795	39.917	
	GRAND TOTAL	122,536	820,393	942,928	79,006	78,335	590,353	668,686	1,611,613	33,673	22,634	527,419	550,053	2,161,667	100.000	19,381,635	2,235,010	2,235,010	2,225,015	10,309	317	2,201,555	100.000	

NOTES:

1. The Bank Agreement provides that each member shall have 625 votes in addition to one vote for each share subscribed by that member.
2. Excess payments will be applied to future installments.
3. Pre-GCI-IV for Regional member states is made up of Initial, Voluntary, First General Increase, Second General Increase and Third General Increase of capital subscriptions.

   For Non-Regional member states, it refers to their initial capital subscription to the Bank. (The ratio of the paid-up to the callable capital is 1:7).
4. The GCI-IV refers to the fourth capital increase. Shares are issued only upon payment of cash installments or deposit of notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent installments. (The ratio of the Paid-up to the Callable Capital is 1:7).
5. The GCI-V refers to the fifth capital increase. Shares are issued only upon payment of cash installments or deposit of demand notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent installments. (The ratio of the Paid-up to the Callable Capital is 1:15 2/3).
6. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed and that of GCI-IV shares subscribed.
7. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed, GCI-IV total shares subscribed and that of GCI-V shares subscribed.

In accordance with the decision of the Board of Directors of April 3, 2002, the shares held by the former Socialist Federal Republic of Yugoslavia (SFRY) have been transferred to the Bank, consistent with Article 6(6) of the Bank Agreement, and are considered Treasury Shares. In this connection, and as directed by the Board of Directors, the Bank initiated discussions with the successor states of SFRY, to determine whether they would be intersted in becoming members of the Bank. The Republic of Slovenia (which is one of the successor states) has advised that it would not be considering membership in the Bank, and has therefore offered the Bank, as part of its Official Development Assistance (ODA), the value of its pro rata interest in the shares of SFRY. Accordingly, 909 shares held by SFRY, corresponding to Slovenia's pro rata interest in such shares, will be offered for

NOTE Y - Supplementary Statement of Subscriptions to the Capital Stock as at March 31, 2005

(Amounts in UA thousands)

		AMOUNT DUE				AMOUNT PAID				AMOUNT IN ARREARS				EXCESS PAYMENTS				
	MEMBER STATES	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes *	Total	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local urrency	Notes	Total	No
1	ALGERIA	80,100	7,750	2,360	90,210	80,121	7,750	2,360	90,231	-	-	-	-	21	-	-	21	1
2	ANGOLA	20,371	7,786	-	28,157	20,376	7,786	-	28,162	-	-	-	-	5	-	-	5	2
3	BENIN	4,817	-	-	4,817	4,817	-	-	4,817	-	-	-	-	-	-	-	-	3
4	BOTSWANA	41,683	9,383	-	51,065	41,686	9,383	-	51,069	-	-	-	-	4	-	-	4	4
5	BURKINA FASO	8,651	765	1,232	10,648	8,658	765	1,232	10,655	-	-	-	-	8	-	-	8	5
6	BURUNDI	6,465	-	-	6,465	6,465	-	-	6,465	-	-	-	-	-	-	-	-	6
7	CAMEROON	23,583	-	1,535	25,118	23,592	-	1,540	25,132	-	-	-	-	9	-	5	14	7
8	CAPE VERDE	2,090	-	-	2,090	2,090	-	-	2,090	-	-	-	-	-	-	-	-	8
9	CENT.AFR.REP	1,217	-	-	1,217	1,217	-	-	1,217	-	-	-	-	-	-	-	-	9
10	CHAD	2,052	-	-	2,052	2,052	-	-	2,052	-	-	-	-	-	-	-	-	10
11	COMOROS	510	-	50	560	511	-	55	566	-	-	-	-	1	-	5	6	11
12	CONGO	11,310	-	-	11,310	11,310	-	-	11,310	-	-	-	-	0	-	-	0	12
13	COTE D'IVOIRE	99,285	-	1,975	101,260	97,310	-	1,975	99,285	1,975	-	-	1,975	-	-	-	-	13
14	DEM.REP.CONGO	28,426	-	-	28,426	28,426	-	-	28,426	-	-	-	-	-	-	-	-	14
15	DJIBOUTI	1,517	-	-	1,517	1,517	-	-	1,517	-	-	-	-	0	-	-	0	15
16	EGYPT	122,460	-	-	122,460	122,469	-	-	122,469	-	-	-	-	9	-	-	9	16
17	EQ. GUINEA	1,673	-	1,875	3,548	1,674	-	1,875	3,549	-	-	-	-	1	-	-	1	17
18	ERITREA	3,580	-	-	3,580	2,506	-	-	2,506	1,074	-	-	1,074	-	-	-	-	18
19	ETHIOPIA	38,080	-	-	38,080	38,086	-	-	38,086	-	-	-	-	6	-	-	6	19
20	GABON	28,301	4,375	1,361	34,037	22,857	4,384	1,361	28,601	5,444	-	-	5,444	-	9	-	9	20
21	GAMBIA	2,766	639	315	3,720	2,773	639	315	3,727	-	-	-	-	7	-	-	7	21
22	GHANA	49,869	-	1,560	51,429	49,888	-	1,565	51,453	-	-	-	-	19	-	5	24	22
23	GUINEA	8,360	2,160	-	10,520	8,365	2,160	-	10,525	-	-	-	-	5	-	-	5	23
24	GUINEA BISSAU	750	-	-	750	750	-	-	750	-	-	-	-	-	-	-	-	24
25	KENYA	27,845	6,875	-	34,720	27,851	6,875	-	34,726	-	-	-	-	6	-	-	6	25
26	LESOTHO	3,630	-	-	3,630	3,641	-	-	3,641	-	-	-	-	11	-	-	11	26
27	LIBERIA	5,287	-	-	5,287	5,287	-	-	5,287	-	-	-	-	-	-	-	-	27
28	LIBYA	67,708	19,755	-	87,463	67,708	19,755	-	87,463	-	-	-	-	-	-	-	-	28
29	MADAGASCAR	15,500	-	-	15,500	15,508	-	-	15,508	-	-	-	-	8	-	-	8	29
30	MALAWI	8,090	-	-	8,090	8,090	-	-	8,090	-	-	-	-	-	-	-	-	30
31	MALI	9,920	-	625	10,545	9,922	-	625	10,547	-	-	-	-	2	-	-	2	31
32	MAURITANIA	5,831	-	-	5,831	4,015	-	-	4,015	1,816	-	-	1,816	-	-	-	-	32
33	MAURITIUS	12,375	3,055	-	15,430	12,383	3,055	-	15,438	-	-	-	-	8	-	-	8	33
34	MOROCCO	79,144	-	2,876	82,020	79,144	-	2,876	82,020	-	-	-	-	-	-	-	-	34
35	MOZAMBIQUE	15,084	-	-	15,084	15,089	-	-	15,089	-	-	-	-	4	-	-	4	35
36	NAMIBIA	8,100	-	-	8,100	8,104	-	-	8,104	-	-	-	-	4	-	-	4	36
37	NIGER	5,026	1,882	-	6,908	5,026	1,882	-	6,908	-	-	-	-	-	-	-	-	37
38	NIGERIA	169,020	44,915	1,265	215,200	169,028	44,915	1,265	215,208	-	-	-	-	8	-	-	8	38
39	RWANDA	3,253	-	-	3,253	3,253	-	-	3,253	-	-	-	-	-	-	-	-	39
40	SAO TOME & PRINCIPE	1,512	352	-	1,864	1,512	352	-	1,864	-	-	-	-	-	-	-	-	40
41	SENEGAL	19,894	4,739	315	24,948	19,903	4,739	315	24,957	-	-	-	-	9	-	-	9	41
42	SEYCHELLES	1,501	-	-	1,501	1,501	-	-	1,501	-	-	-	-	0	-	-	0	42
43	SIERRA LEONE	6,624	-	-	6,624	6,624	-	-	6,624	-	-	-	-	-	-	-	-	43
44	SOMALIA	2,427	-	-	2,427	2,427	-	-	2,427	-	-	-	-	-	-	-	-	44
45	SOUTH AFRICA	46,540	-	13,730	60,270	46,554	-	13,730	60,284	-	-	-	-	14	-	-	14	45
46	SUDAN	11,036	-	-	11,036	11,036	-	-	11,036	-	-	-	-	-	-	-	-	46
47	SWAZILAND	7,940	-	-	7,940	7,941	-	-	7,941	-	-	-	-	1	-	-	1	47
48	TANZANIA	20,187	-	-	20,187	20,196	-	-	20,196	-	-	-	-	8	-	-	8	48
49	TOGO	4,314	-	-	4,314	4,314	-	-	4,314	-	-	-	-	-	-	-	-	49
50	TUNISIA	33,390	-	-	33,390	33,395	-	-	33,395	-	-	-	-	5	-	-	5	50
51	UGANDA	12,337	726	-	13,063	12,340	726	-	13,066	-	-	-	-	3	-	-	3	51
52	ZAMBIA	30,169	-	-	30,169	30,174	-	-	30,174	-	-	-	-	5	-	-	5	52
53	ZIMBABWE	53,420	-	-	53,420	53,423	-	-	53,423	-	-	-	-	3	-	-	3	53
	TOTAL REGIONALS	1,275,019	115,157	31,074	1,421,249	1,264,900	115,166	31,089	1,411,157	10,309	-	-	10,309	192	9	15	216	

NOTE Y (cont.) - Supplementary Statement of Subscriptions to the Capital Stock as at March 31, 2005

(Amounts in UA thousands)

		AMOUNT DUE				AMOUNT PAID				AMOUNT IN ARREARS				EXCESS PAYMENTS				
	MEMBER STATES	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes *	Total	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	No
	TOTAL REGIONALS	1,275,019	115,157	31,074	1,421,249	1,264,900	115,166	31,089	1,411,157	10,309	-	-	10,309	192	9	15	216	
1	ARGENTINA	5,540	-	-	5,540	5,549	-	-	5,549	-	-	-	-	9	-	-	9	1
2	AUSTRIA	8,880	-	-	8,880	8,884	-	-	8,884	-	-	-	-	4	-	-	4	2
3	BELGIUM	12,770	-	-	12,770	12,776	-	-	12,776	-	-	-	-	6	-	-	6	3
4	BRAZIL	8,860	-	-	8,860	8,864	-	-	8,864	-	-	-	-	4	-	-	4	4
5	CANADA	77,060	-	-	77,060	77,063	-	-	77,063	-	-	-	-	3	-	-	3	5
6	CHINA	22,230	-	-	22,230	22,238	-	-	22,238	-	-	-	-	8	-	-	8	6
7	DENMARK	23,750	-	-	23,750	23,755	-	-	23,755	-	-	-	-	5	-	-	5	7
8	FINLAND	10,030	-	-	10,030	10,030	-	-	10,030	-	-	-	-	-	-	-	-	8
9	FRANCE	77,060	-	-	77,060	77,063	-	-	77,063	-	-	-	-	3	-	-	3	9
10	GERMANY	84,590	-	-	84,590	84,595	-	-	84,595	-	-	-	-	5	-	-	5	10
11	INDIA	4,450	-	-	4,450	4,450	-	-	4,450	-	-	-	-	-	-	-	-	11
12	ITALY	48,170	-	-	48,170	48,176	-	-	48,176	-	-	-	-	6	-	-	6	12
13	JAPAN	112,690	-	-	112,690	112,695	-	-	112,695	-	-	-	-	5	-	-	5	13
14	KOREA	8,880	-	-	8,880	8,884	-	-	8,884	-	-	-	-	4	-	-	4	14
15	KOWAIT	8,884	-	836	9,720	8,884	-	836	9,720	-	-	-	-	-	-	-	-	15
16	NETHERLANDS	15,648	-	953	16,601	15,648	-	953	16,601	-	-	-	-	-	-	-	-	16
17	NORWAY	23,750	-	-	23,750	23,755	-	-	23,755	-	-	-	-	5	-	-	5	17
18	PORTUGAL	4,480	-	-	4,480	4,486	-	-	4,486	-	-	-	-	6	-	-	6	18
19	SAUDI ARABIA	3,850	-	-	3,850	3,856	-	-	3,856	-	-	-	-	6	-	-	6	19
20	SPAIN	17,932	-	2858	20,790	17,932	-	2858	20,790	-	-	-	-	-	-	-	-	20
21	SWEDEN	30,730	-	-	30,730	30,739	-	-	30,739	-	-	-	-	9	-	-	9	21
22	SWITZERLAND	29,170	-	-	29,170	29,175	-	-	29,175	-	-	-	-	5	-	-	5	22
23	U.K.	33,450	-	-	33,450	33,454	-	-	33,454	-	-	-	-	4	-	-	4	23
24	U.S.A.	136,260	-	-	136,260	136,265	-	-	136,265	-	-	-	-	5	-	-	5	24
	TOTAL NON-REGIONALS	809,114	-	4,647	813,761	809,212	-	4,647	813,859	-	-	-	-	101	-	-	101	
	GRAND-TOTAL	2,084,133	115,157	35,721	2,235,010	2,074,112	115,166	35,736	2,225,016	10,309	-	-	10,309	293	9	15	317	

*The UA amount of non negotiable notes on the balance sheet is the revalued USD equivalent of outstanding balances converted at the fixed exchange rates of 1 UA = USD 1.20635 and 1 UA = EUR 1.30777.

Slight differences may occur in totals due to rounding.